

September 6, 2013

Via E-mail
Mr. Donald S. Hom
Interim Chief Financial Officer
Northeast Community Bancorp, Inc.
325 Hamilton Avenue
White Plains, New York 10601

> **Re: Northeast Community Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 12, 2013**
> **Response dated July 22, 2013**
> **File No. 000-51852**

Dear Mr. Hom:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2012 and 2011

Noninterest Expense, page 43

1. We have reviewed your response to our prior comment number one in our letter dated July 8, 2013. Please address how management validated each of the individual

assumptions utilized in the goodwill impairment. Further, in regard to the five year projection prepared, explain to us the adjustments made by FinPro to the financial information and input provided from management.

2. Please be sure to address how you concluded that a management fee of .92% that increases over time is reasonable in relation to industry management fees of .58% that have declined over the last six years; why a terminal growth rate assumption of 6% is supported by your past growth rate; the current risk free interest rate and the expected growth rate of the economy and the small company risk premium you assumed and why that premium is reasonable in relation to the historical risk premiums compiled by Morningstar.

3. We have reviewed your responses to our prior comments two and three in our letter dated July 8, 2013, regarding your analysis of materiality at December 31, 2012. Please expand your materiality analysis to address whether the subsequent goodwill writedown of $344,000 and the impairment of the customer intangible of $72,000, if recorded in fiscal 2012, would have affected the judgment of a reasonable person relying upon the report and whether this judgment would have been changed or influenced by the inclusion or correction of these charges. We reference SAB Topic 1:M.

4. Please expand your materiality analysis to address the effect of the prior year misstatements on the current year's financial statements. We reference SAB Topic 1:N.

You may contact Chris Harley at (202) 551-3695 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Reviewing Accountant